

September 29, 2023

Joseph Lawanson
Chief Executive Officer
NxGen Brands, Inc.
8466 Violet Court
Arvada, CO 80007

      Re: NxGen Brands, Inc.
          Offering Statement on Form 1-A
          Filed September 1, 2023
          File No. 024-12325

Dear Joseph Lawanson:

      We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed September 1, 2023

Cover Page

1.   We note your disclosure that "[o]ne of our officers and directors, as the owner of all outstanding shares of Series A Preferred Stock, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders." Please revise the cover page to identify the controlling stockholder and disclose the percentage of voting power that will be held by such stockholder following the offering.

Risk Factors
If our trademarks and other proprietary rights..., page 10

2.   We note you rely on licensing agreements. If material, provide a description of each applicable agreement and disclose the material terms of such agreement.

Use of Proceeds, page 16

3.   We note a portion of the proceeds will be used for a joint venture investment. Please revise to describe the joint venture.

4.   We note a portion of the proceeds will be used for staffing costs and share buy-backs. Please disclose whether the proceeds will be used to compensate or otherwise make payments to officers or directors of the company or any of its subsidiaries. Refer to Instruction 2 to Item 6 of Form 1-A.

5.   We note a portion of the proceeds will be used for loan repayment. Please revise to describe the material terms of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds arising from such indebtedness. Refer to Instruction 6 to Item 6 of Form 1-A.

Business, page 22

6.   Please revise to provide a more detailed narrative description of the company's business and operations. Please describe the business done and intended to be done by the company and the general development of the business during the past three years. In this regard, we note the included business description does not give investors a clear sense of the company's current business and intended plan of operations. For example, clearly state whether you have started to sell Storm Brand products, current production capacity and the sources and availability of raw materials. Additionally, describe the distinctive or special characteristics of your operation or industry that are reasonably likely to have a material impact upon your future financial performance. Refer to Item 7 of Form 1-A.

Signatures, page 35

7.   Please include the signature of your principal accounting officer. See Instructions to Signatures of Form 1-A.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mindy Hooker at (202) 551-3732 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Evan Ewing at (202) 551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Eric Newlan